FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                               Washington DC 20549


                            Report of Foreign Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


                          For the month of November 2004


                         Commission File Number: 1-14396

               ASIA SATELLITE TELECOMMUNICATIONS HOLDINGS LIMITED
               --------------------------------------------------
                 (Translation of registrant's name into English)

        23-24/Floor, East Exchange Tower, 38-40 Leighton Road, Hong Kong
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                       Form 20-F [X]          Form 40-F [_]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1). __

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): __

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

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Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                           Yes  [_]          No  [X]


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):_________.



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Information furnished on this form:

         Announcement, dated November 17, 2004, by the Registrant disclosing the Paid Announcement of Change of Auditors.

                                     EXHIBIT

EXHIBIT NUMBER                                                            PAGE
--------------                                                            ----

1.1             Announcement, dated November 17, 2004, by the Registrant    5
                disclosing the Paid Announcement of Change of Auditors.


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                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                             ASIA SATELLITE TELECOMMUNICATIONS HOLDINGS LIMITED
                                               (Registrant)




Date: November 18, 2004               By: /s/ Peter Jackson
                                          -------------------------
                                          Peter Jackson
                                          Chief Executive Officer


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                                                                     EXHIBIT 1.1
                                                                     -----------


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               ASIA SATELLITE TELECOMMUNICATIONS HOLDINGS LIMITED
                (INCORPORATED IN BERMUDA WITH LIMITED LIABILITY)
                               (STOCK CODE: 1135)
                               CHANGE OF AUDITORS

--------------------------------------------------------------------------------
The Board of the Company wishes to announce that PwC has been appointed as auditors of the Company on 4 November 2004 to fill the casual vacancy following the resignation of DTT on 4 November 2004.
--------------------------------------------------------------------------------

The Board of Directors (the "Board") of Asia Satellite Telecommunications Holdings Limited (the "Company") announces that with effect from 4 November 2004, Messrs PricewaterhouseCoopers CPA ("PwC") have been appointed as auditors of the Company to fill the casual vacancy following the resignation of Deloitte Touche Tohmatsu ("DTT") CPA.

The Company has requested and accepted the resignation of DTT as auditors of the Company due to the fact that DTT and the Company could not reach agreement on the audit fee for the year ending 31 December 2004.

In relation to DTT's resignation, the Board is not aware of any other facts or circumstances that ought to be brought to the notice of shareholders or creditors of the Company. In the letter of DTT, it does not mention any matters other than the cessation of the client-auditor relationship between the Company and DTT effective 4 November 2004. DTT have issued a professional letter to PwC on 11 November 2004, in which DTT confirmed that they know of no professional or other reason why PwC should not accept the appointment as auditors of the Company.

As at the date of this announcement, the Board comprises the following directors:

EXECUTIVE DIRECTORS:

Mr. Peter JACKSON (CHIEF EXECUTIVE OFFICER)
Mr. William WADE (DEPUTY CHIEF EXECUTIVE OFFICER)

NON-EXECUTIVE DIRECTORS:

Mr. MI Zengxin (CHAIRMAN)               Mr. Romain BAUSCH (DEPUTY CHAIRMAN)
Mr. Robert BEDNAREK                     Mr. DING Yu Cheng
Mr. KO Fai Wong                         Mr. JU Weimin
Mr. Mark RIGOLLE

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INDEPENDENT NON-EXECUTIVE DIRECTORS:

Prof. Edward CHEN                       Mr. R. Donald FULLERTON
Mr. Robert SZE

By order of the Board,

DENIS LAU
COMPANY SECRETARY

Hong Kong, 17 November 2004